UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934




                        For the date of 22 February, 2005

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


Allied Irish Banks, p.l.c. ("AIB") (NYSE:AIB)


                   HIGHLIGHTS - AIB GROUP ANNUAL RESULTS 2004

                 Adjusted earnings per share EUR 133.1c, up 22%

                - up 13% compared to 2003 base of EUR 118.0c(1)

                             Income / cost gap +4%

                 Tangible cost income ratio down 2.0% to 56.3%

            Currency translation impact, -4% on adjusted EPS growth

                        Tangible return on equity 29.6%

                           Tier 1 capital ratio 7.9%

                      Total dividend of EUR 59.4c, up 10%

                   Double-digit US$ earnings growth from M&T

                   EARNINGS AHEAD OF MARKET CONSENSUS DUE TO:

                   - Lower tax charge - effective rate 23.7%

    - Strong fourth quarter business performance, notably in Capital Markets

     - Technical adjustments in Ark Life including lower discount rate 7.5%

                       DIVISIONAL PROFIT PERFORMANCE (2)

                              AIB BANK ROI up 11%

 After incurring EUR50 million investigation related charges Market share gains, loans up 30%, deposits up 16%

                            AIB BANK GB & NI up 16%

                         Loans up 29%, deposits up 15%

                             CAPITAL MARKETS up 30%

    Strong performance in Corporate Banking, Treasury and Investment Banking

                                 POLAND up 135%

                  Costs down 9%; loans up 6%, deposits up 10%

                AIB GROUP CHIEF EXECUTIVE MICHAEL BUCKLEY SAID:

'AIB had a record year in 2004. We had a great blend of earnings, strong profit growth across all geographies and a wide range of market share gains. Total shareholder return in 2004 was well ahead of our peers. The momentum in our business is excellent.'


     (1) Before restructuring and early retirement costs in 2003. A base of EUR 118.0c was established for 2004 comparison with 2003. The adjusted earnings per share for 2003 including restructuring and early retirement costs was EUR 109.5c.

     (2) 2003 base is before restructuring and early retirement costs, the sale of Govett and the impact of exchange rate movements on the translation of foreign locations' profit.

Allied Irish Banks, p.l.c.

Dividend

The Board is recommending a final dividend of EUR 38.5c per share payable on 28 April 2005 to shareholders on the Company's register of members at the close of business on 4 March 2005. The final dividend, together with the interim dividend of EUR 20.9c per share, amounts to a total dividend of EUR 59.4c per share, an increase of 10% on 2003.

The Company's dividend reinvestment plan has been suspended due to the increasing dilutive impact on earnings per share growth. Accordingly, the 2004 final dividend and future dividends will be paid in cash to all shareholders. A special low cost dealing facility will be made available to shareholders who wish to reinvest their dividend.

For further information please contact:

Declan Mc Sweeney         Alan Kelly                Catherine Burke
Chief Financial           Head of Group             Head of Corporate
Officer                   Investor Relations        Relations
Bankcentre                Bankcentre                Bankcentre
Dublin                    Dublin                    Dublin
353-1-660-0311            353-1-660-0311            353-1-660-0311
Ext. 14954                Ext. 12162                Ext. 13894

This results announcement and a detailed presentation can be viewed on our internet site at www.aibgroup.com/investorrelations

                          Forward-looking statements

A number of statements we make in this document will not be based on historical fact, but will be 'forward-looking' statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected in the 'forward-looking' statements. Factors that could cause actual results to differ materially from those in the ' forward-looking' statements include, but are not limited to, global, national, regional economic conditions, levels of market interest rates, credit or other risks of lending and investment activities, competitive and regulatory factors and technology change. Any 'forward-looking' statements made by or on behalf of the Group speak only as of the date they are made.

Financial highlights
for the year ended 31 December 2004


                                                                      2004               2003               2002
                                                                     EUR m              EUR m              EUR m
Results

Total operating income                                               3,264              3,176              3,927
Group profit before taxation                                         1,418              1,011              1,372
Profit attributable                                                  1,047                677              1,034
Profit retained                                                        477                174                560


Per EUR 0.32 ordinary share

Earnings - basic                                                     122.9c              78.8c             119.1c
Earnings - adjusted (note 12)                                        133.1c             109.5c             122.7c
Earnings - diluted                                                   122.4c              78.4c             117.9c
Dividend                                                             59.40c             54.00c             49.06c
Dividend cover - times                                                 2.0                1.5                2.4
Net assets                                                             628c               587c               471c

Performance measures

Return on average total assets                                        1.17%              0.90%              1.24%
Return on average ordinary shareholders' equity                       20.2%              14.5%              23.7%
Return on average ordinary shareholders' equity - tangible(1)         29.6%              20.0%              27.4%

Balance sheet

Total assets                                                       102,240             80,960             85,821
Shareholders' funds: equity interests                                5,399              4,942              4,180
Loans etc                                                           67,156             53,326             58,483
Deposits etc                                                        83,630             66,195             72,190


Capital ratios

Tier 1 capital                                                         7.9%               7.1%               6.9%
Total capital                                                         10.7%              10.4%              10.1%

(1) Tangible shareholders' equity excludes capitalised goodwill of EUR 1.2 billion at 31 December 2004 (2003: EUR 1.4 billion; 2002: EUR 0.5 billion). In addition, profit attributable has been adjusted to exclude goodwill amortisation and impairment of EUR 90.4 million at 31 December 2004 (2003:
     EUR 72.6 million; 2002: EUR 31.7 million) in arriving at return on average ordinary shareholders' equity - tangible.


                                                      Allied Irish Banks, p.l.c.
                                                            Group Headquarters &
                                                               Registered Office
                                                         Bankcentre, Ballsbridge
                                                               Dublin 4, Ireland
                                                          Telephone (01) 6600311
                                                         Registered number 24173


Consolidated profit and loss account
for the year ended 31 December 2004


                                                                           2004               2003(1)          2002(1)
                                                           Notes          EUR m                 EUR m            EUR m
Interest receivable:
Interest receivable and similar income arising from
debt securities and other fixed income securities                           888                   712              946
Other interest receivable and similar income                   4          3,118                 2,898            3,807
Less: interest payable                                         5         (1,970)               (1,676)          (2,402)

Net interest income                                                       2,036                 1,934            2,351
Other finance income                                                         18                    12               62
Dividend income                                                              27                    16               14
Fees and commissions receivable                                           1,031                 1,038            1,301
Less: fees and commissions payable                                         (131)                 (125)            (138)
Dealing profits                                                6             96                   135               74
Other operating income                                         7            187                   166              263
Other income                                                              1,210                 1,230            1,514

Total operating income                                                    3,264                 3,176            3,927
Administrative expenses

Staff and other administrative expenses                      8(a)         1,713                 1,709            2,098
Restructuring costs in continuing businesses                 8(b)             9                    72               13

                                                                          1,722                 1,781            2,111

Depreciation and amortisation                                               164                   179              207

Total operating expenses                                                  1,886                 1,960            2,318

Group operating profit before provisions                                  1,378                 1,216            1,609
Provisions for bad and doubtful debts                         14            116                   152              194
Provisions for contingent liabilities and commitments                        20                     9                2
Amounts (written back)/written off fixed asset investments     9             (1)                   16               55

Group operating profit                                                    1,243                 1,039            1,358
Share of operating profits of associated undertakings                       201                   143                9
Share of restructuring and integration costs
in associated undertaking                                                     -                   (20)               -
Amortisation of goodwill on acquisition of associated undertaking           (52)                  (42)               -
Profit on disposal of property                                                9                    32                5
Profit/(loss) on disposal of businesses                   10 & 2             17                  (141)               -

Group profit on ordinary activities before taxation                       1,418                 1,011            1,372
Taxation on ordinary activities                               11            336                   318              306

Group profit on ordinary activities after taxation                        1,082                   693            1,066
Equity and non-equity minority interests in subsidiaries                     30                    11               24
Dividends on non-equity shares                                                5                     5                8
                                                                             35                    16               32

Group profit attributable to the ordinary shareholders
of Allied Irish Banks, p.l.c.                                             1,047                   677            1,034



Consolidated profit and loss account (continued) for the year ended 31 December 2004

                                                                           2004               2003(1)          2002(1)
                                                           Notes          EUR m                 EUR m            EUR m

Group profit attributable to the ordinary shareholders
of Allied Irish Banks, p.l.c.                                             1,047                   677            1,034

Dividends on equity shares                                                  511                   452              429
Transfer to reserves                                                         59                    51               45

                                                                            570                   503              474
Profit retained                                                             477                   174              560

Earnings per EUR 0.32 ordinary share - basic                  12(a)       122.9c                 78.8c           119.1c

Earnings per EUR 0.32 ordinary share - adjusted               12(b)       133.1c                109.5c           122.7c

Earnings per EUR 0.32 ordinary share - diluted                12(c)       122.4c                 78.4c           117.9c

(1) The consolidated profit and loss account for 2002 reflects the consolidation of Allfirst for a full year, while the profit and loss account for 2003 reflects the consolidation of Allfirst for the period to 31 March 2003 (see note 2).


Consolidated balance sheet
31 December 2004


                                                                          2004      2003
                                                              Notes      EUR m     EUR m
Assets
Cash and balances at central banks                                         887       838
Items in course of collection                                              368       339
Central government bills and other eligible bills                            -        45
Loans and advances to banks                                              2,320     2,633
Loans and advances to customers                                  13     64,836    50,490
Securitised assets                                                           -       719
Less: non-returnable proceeds                                                -     (516)
                                                                             -       203
Debt securities                                                  15     24,076    18,127
Equity shares                                                              195       180
Interests in associated undertakings                                     1,317     1,361
Intangible fixed assets                                                    380       420
Tangible fixed assets                                                      785       792
Other assets                                                             2,247     1,507
Deferred taxation                                                          198       174
Prepayments and accrued income                                             918       636
Long-term assurance business attributable to shareholders        16        467       405
                                                                        98,994    78,150
Long-term assurance assets attributable to policyholders         16      3,246     2,810
                                                                       102,240    80,960
Liabilities
Deposits by banks                                                       20,428    18,094
Customer accounts                                                17     51,397    44,612
Debt securities in issue                                                11,805     3,489
Other liabilities                                                        3,900     3,144
Accruals and deferred income                                               911       595
Pension liabilities                                                        676       502
Provisions for liabilities and charges                                     122        87
Deferred taxation                                                          123       142
Subordinated liabilities                                                 2,765     2,130
Equity and non-equity minority interests in subsidiaries                 1,212       158
Share capital                                                              299       295
Share premium account                                                    1,870     1,885
Reserves                                                                   977       951
Profit and loss account                                                  2,435     2,007
Shareholders' funds including non-equity interests                       5,581     5,138
                                                                        98,920    78,091
Long-term assurance liabilities to policyholders                 16      3,320     2,869
                                                                       102,240    80,960


Consolidated cash flow statement
for the year ended 31 December 2004



                                                                   2004        2003       2002
                                                                  EUR m       EUR m      EUR m
Net cash inflow/(outflow) from operating activities               3,168       1,631       (121)
Dividends received from associated undertakings                      37          33          1
Returns on investments and servicing of finance                    (111)        (93)      (138)
Equity dividends paid                                              (340)       (378)      (345)
Taxation                                                           (317)       (273)      (280)
Capital expenditure and financial investment                     (4,130)     (1,049)     1,379
Acquisitions and disposals                                            9      (1,049)        (5)
Financing                                                         1,744        (173)      (129)
Increase/(decrease) in cash                                          60      (1,351)       362

Reconciliation of Group operating profit to net                    2004        2003       2002
cash inflow/(outflow) from operating activities                   EUR m       EUR m      EUR m
Group operating profit                                            1,243       1,039      1,358
(Increase)/decrease in prepayments and accrued income              (280)        106      1,162
Increase/(decrease) in accruals and deferred income                 302         (95)    (1,191)
Provisions for bad and doubtful debts                               116         152        194
Provisions for contingent liabilities and commitments                20           9          2
Amounts (written back)/written off fixed asset investments           (1)         16         55
Increase in other provisions                                         33          57         16
Depreciation and amortisation                                       164         174        207
Profit/(loss) on disposal of businesses                              17        (141)         -
Interest on subordinated liabilities                                 68          47         83
Interest on reserve capital instruments                              38          38         38
Profit on disposal of debt securities and equity shares             (17)        (40)      (117)
Profit on termination of off-balance sheet instruments              (36)          -          -
Average gains on debt securities held for hedging purposes           (2)         (1)        (4)
Profit on disposal of associated undertakings                        (1)          -         (1)
Amortisation of premiums net of (discounts)
on debt securities held as financial fixed assets                    24          23        (15)
Increase in long-term assurance business                            (63)        (53)       (48)
Net cash inflow from trading activities                           1,625       1,331      1,739
Net increase in deposits by banks                                 2,703       4,207      3,975
Net increase in customer accounts                                 6,488       5,729      2,299
Net increase in loans and advances to customers                 (14,420)    (10,043)    (6,129)
Net decrease in loans and advances to banks                         345         591        982
Decrease/(increase) in central government bills                      45         (41)        18
Net increase in debt securities and equity shares
held for trading purposes                                        (2,066)     (1,216)    (1,180)
Net (increase)/decrease in items in course of collection            (29)       (161)       174
Net increase/(decrease) in debt securities in issue               8,303       1,082     (1,425)
Net increase/(decrease) in notes in circulation                      30          41         (3)
Increase in other assets                                           (735)       (920)       (28)
Increase/(decrease) in other liabilities                            737         701       (521)
Effect of exchange translation and other adjustments                142         330        (22)
                                                                  1,543         300     (1,860)
Net cash inflow/(outflow) from operating activities               3,168       1,631       (121)


Statement of total recognised gains and losses



                                                                           2004      2003      2002
                                                                          EUR m     EUR m     EUR m
Group profit attributable to the ordinary shareholders                    1,047       677     1,034
Gain recognised on disposal of Allfirst (note 2)                              -       489         -
Currency translation differences on foreign currency net investments        (69)     (457)     (341)
Actuarial loss recognised in retirement benefit schemes                    (197)      (50)     (823)
Actuarial (loss)/gain recognised in associated undertaking                   (1)        8         -
Total recognised gains/(losses) relating to the year                        780       667      (130)


Reconciliation of movements in shareholders' funds


                                                                 2004      2003      2002
                                                                EUR m     EUR m     EUR m
Group profit attributable to the ordinary shareholders          1,047       677     1,034
Dividends on equity shares                                        511       452       429
                                                                  536       225       605
Gain recognised on disposal of Allfirst (note 2)                    -       489         -
Goodwill written back on disposals                                  -     1,043         -
Actuarial loss recognised in retirement benefit schemes          (197)      (50)     (823)
Actuarial (loss)/gain recognised in associated undertaking         (1)        8         -
Other recognised losses relating to the year                      (80)     (491)     (352)
Ordinary share buyback                                              -      (812)        -
Ordinary shares issued in lieu of cash dividend                   134       108        76
Other ordinary share capital issued                                71        62        39
Net movement in own shares                                       (20)       141        37

Net addition to/(deduction from) shareholders' funds              443       723      (418)
Opening shareholders' funds                                     5,138     4,415     4,833

Closing shareholders' funds                                     5,581     5,138     4,415

Shareholders' funds:

Equity interests                                                5,399     4,942     4,180
Non-equity interests                                              182       196       235
                                                                5,581     5,138     4,415


Note of historical cost profits and losses

Reported profits on ordinary activities before taxation would not be materially different if presented on an unmodified historical cost basis.

Commentary on results

Translation of foreign locations' profit

Approximately 50% of the Group's earnings are denominated in currencies other than the EUR. As a result, movements in exchange rates can have an impact on earnings growth. In 2004, the US dollar and Polish zloty average accounting rates weakened relative to the EUR by 9% and 3% respectively and sterling strengthened relative to the EUR by 1% compared with the year to December 2003. These rate movements, coupled with hedging profits of EUR 28 million in the year to December 2003 (EUR 1 million in 2004) had a 4% negative impact on the adjusted earnings per share growth rate in the year to December 2004.

The following table shows the average accounting rates and average effective rates for both periods. The average effective rates include the impact of currency hedging activities.


                     Average           Average          Average          Average
            accounting rates  accounting rates  effective rates  effective rates
                        2004              2003             2004             2003
US dollar             1.2474            1.1346             1.17             1.01
Sterling              0.6813            0.6901             0.70             0.67
Polish zloty          4.5314            4.4157             4.58             4.28

The following commentary on profit and loss account headings covers continuing activities, which exclude Allfirst in 2003, and is based on underlying percentage growth adjusting for the impact of exchange rate movements on the translation of foreign locations' profit and excludes the transfer of Ark Life's sales force to AIB's payroll (resulted in higher payroll costs which were previously recorded as a deduction in other income as part of Ark Life profit). Allfirst, which was merged with M&T Bank Corporation ('M&T') on 1 April 2003, is a discontinued activity.

Investigation related charges referred to in the following commentary relate primarily to the application of prices to foreign exchange products without regulatory approval. AIB provided EUR 50 million for investigation related charges and costs with EUR 12 million charged to net interest income, EUR 24 million charged to other income and EUR 14 million of costs included in other administrative expenses.

                           "Total income up 11%"

                           "Group loans up 28%"

Total income

Total income increased by 11% to EUR 3,264 million in 2004.


                             Year      Year     Underlying
                             2004      2003       % Change
Total operating income      EUR m     EUR m    2004 v 2003
Net interest income         2,036     1,840             11
Other finance income           18        14             28
Other income                1,210     1,124             11

Total operating income      3,264     2,978             11


Commentary on results

Net interest income

Net interest income increased by 11% to EUR 2,036 million after incurring EUR 12 million of investigation related charges. Strong and deposit growth in Republic of Ireland and GB & NI divisions as well as exceptional loan growth in Corporate Banking were key factors generating the increase. Loans to customers increased by 28% and customer accounts increased by 14% on a constant currency basis since December 2003 (details of loan and deposit growth by division are contained on page 14 of this release).


Half-year    Half-year                                                Year      Year
 Dec 2004    June 2004             %                                  2004      2003             %
    EUR m        EUR m    Change (1)   Average interest earning      EUR m     EUR m    Change (1)
                                       assets - continuing
                                       activities

    88,543      79,986            11   Average interest earning     84,288    68,270            23
                                       assets


(1) This particular analysis is not adjusted for the impact of exchange rate movements.

Half-year    Half-year         Basis                                  Year      Year         Basis
 Dec 2004    June 2004         point                                  2004      2003         point
        %            %        change   Net interest margin -             %         %        change
                                       continuing activities (2)

     2.38         2.46            -8   Net interest margin            2.42      2.70           -28
                                       Business margin                                         -20
                                       Technical margin                                         -8


(2) The net interest margin for AIB Group for the year to December 2003 is included on page 39 of this release.

As disclosed in our interim results announcement, AIB introduced a new policy in respect of the investment of its capital funds. This action increased our balance sheet debt securities with a corresponding reduction in off balance sheet derivatives, the effect of which has increased reported average interest earning assets with no impact on net interest income except for any reduction in yield. This technical factor reduced the reported net interest margin by 8 basis points.


Half-year    Half-year     Basis                                                            Year    Year     Basis
 Dec 2004    June 2004     point                                                            2004    2003     point
        %            %    change   Domestic and foreign margins - continuing activities        %       %    change
     2.18         2.20        -2   Domestic                                                 2.19    2.54       -35
     2.81         2.99       -18   Foreign                                                  2.90    2.98        -8
     2.38         2.46        -8   Net interest margin - continuing activities              2.42    2.70       -28


The domestic margin for the year, adjusted for the technical factor, was down 24 basis points compared with 2003 and the foreign margin decreased by 8 basis points. The domestic margin in the second half was 2 basis points lower than the first half and the foreign margin declined 18 basis points on the first half.

AIB Group manages its business divisionally on a product margin basis with funding and groupwide interest exposure centralised and managed by Global Treasury. While a domestic and foreign margin is calculated for the purpose of statutory accounts, the analysis of net interest margin trends is best explained by analysing business factors as follows: The Group net interest margin was 2.42% in 2004, with the business margin reducing by 20 basis points on 2003.The margin reduction was due to a continuation of trends evident in 2002 and 2003 with loans increasing at a stronger rate than deposits, higher growth in mid-market loans in the Republic of Ireland and the United Kingdom, a changing mix of products, growth in our international corporate operations and the impact of low interest rates on deposit margins and capital income.

Average loans increased at over double the rate of deposits compared with 2003 and was the largest factor in the margin reduction. While this strong lending growth generated good incremental profit, the funding impact resulted in a reduction in the overall net interest margin calculation when net interest income is expressed as a percentage of average earning assets.

While it is difficult to disaggregate trends in product margins between mix and competitive factors, competitive pricing behaviour did have some impact on deposit margins in Ireland and the United Kingdom. Our new business lending continued to meet our targeted return on economic capital hurdles. The full year impact in 2004 of ECB and Polish interest rate cuts in 2003 also had a negative impact on retail deposit margins.

The structural effect of loans growing faster than deposits and changes in business mix are expected to be continuing features with consequent impact on the net interest margin calculation. Our expectation is that the Group net interest margin will again reduce by around 20 basis points in 2005.

Commentary on results

            "Other income up 11% after incurring euro24 million of
                        investigation related charges"

                       "Buoyant loan arrangement fees"

              "Change in Ark Life discount rate - Profit up 18%"

Other income

Other income at EUR 1,210 million was up 11%.


                                                             Year      Year     Underlying
                                                             2004      2003       % Change
Other income                                                EUR m     EUR m    2004 v 2003
Dividend income                                                27        15             80
Banking fees and commissions                                  873       830              6
Asset management and investment banking fees                  158       128             23
Fees and commissions receivable                             1,031       958              8
Less: fees and commissions payable                           (131)     (117)            12
Dealing profits                                                95       103             -6
Contribution of life assurance company                         72        60             18
Profit on termination of off-balance sheet instruments         36         -              -
Other                                                          79        81              -
Other operating income                                        187       141             34
Hedging profits                                                 1        24              -
Total other income                                          1,210     1,124             11


Banking fees and commissions increased by 6%, or 9% excluding EUR 24 million of investigation related charges and amounted to over 70% of other income. The strong growth reflects increased business volumes and strong growth in lending related fees in Republic of Ireland, GB & NI and Corporate Banking. In Poland there was good growth in international payment fees and credit card income.

Investment banking revenues were higher due to particularly strong growth in Goodbody Stockbrokers and a good increase in AIB Corporate Finance. Asset Management revenues were lower following the sale, in November 2003, of Govett to Gartmore Investment Management p.l.c.

Ark Life profit was EUR 72 million compared with the 2003 profit of EUR 60 million. The profit increase included EUR 12 million from a reduction in the discount rate used in the calculation of its embedded value profit after providing for the solvency margin. The discount rate was reduced from 10% to 7.5% in the fourth quarter.

Included in other income was a gain of EUR 36 million from closing out capital invested positions in January 2004 resulting from the introduction of a new policy in respect of the investment of AIB's capital funds.

Dividend income increased significantly reflecting a very strong increase in Poland.

The other income as a percentage of total income reduced from 38.2% to 37.6%.

Commentary on results

                  "Tangible cost income ratio down 2.0% to 56.3%"

         "Additional investment in groupwide information systems to meet new regulatory initiatives"

Total operating expenses

Operating expenses increased by 7% compared with 2003,(excluding restructuring and early retirement costs in both years and the Ark Life sales force reorganisation in 2003).


                                                                     Year      Year     Underlying
                                                                     2004      2003       % Change
Operating expenses                                                  EUR m     EUR m    2004 v 2003
Staff costs                                                         1,132     1,082              5
Other costs                                                           581       515             13
Depreciation and amortisation                                         164       170             -3
Operating expenses before restructuring/early retirement costs      1,877     1,767              7
Early retirement costs                                                  -        62
Restructuring costs in continuing businesses                            9        10
Total operating expenses                                            1,886     1,839


The increase of 7% includes euro14 million of costs relating to the investigation. Excluding these costs the increase was 6%. The growth of 6% should be viewed in the context of significantly higher business volumes and buoyant revenue growth.

Staff costs were up 5% due to higher business activity levels and normal salary increases partly offset by some benefits from the early retirement programme provided for in 2003. Other costs increased by 13%,or 11% excluding investigation related charges. The 11% increase includes consultancy and other costs to facilitate AIB's preparation for Basel II, Sarbanes Oxley and IFRS, strengthening of compliance and internal audit structures and investment in growth businesses.

Depreciation and amortisation decreased by 3% reflecting lower depreciation in Poland following branch rationalisations in 2003 and the sale of AIB's IFSC property in 2003.

Productivity improved significantly with the tangible cost income ratio reducing to 56.3% from 58.3% in 2003.

Commentary on results

                    "Lower provision charge at 20 basis points"

                             "Prudent provision cover"

                      "NPLs as a percentage of loans declining"

Provisions

Total provisions decreased from EUR 167 million in 2003 to EUR 135 million in 2004.



                                                                 Year      Year
                                                                 2004      2003
Provisions                                                      EUR m     EUR m
Bad and doubtful debts                                            116       142
Contingent liabilities and commitments                             20         9
Amounts (written back)/written off fixed asset investments        (1)        16
Total provisions                                                  135       167

The provision for bad and doubtful debts was EUR 116 million compared with EUR 142 million in 2003,representing a charge of 0.20% of average loans compared with 0.30% in 2003. The reduction reflected strong asset quality across divisions and favourable economic environments in 2004. There was a reduction in non- performing loans as a percentage of total loans from 1.4% at 31 December 2003 to 1.2% at 31 December 2004 and provision coverage for non-performing loans was 87%.

Asset quality was strong in AIB Bank Republic of Ireland where non-performing loans reduced to 0.6% of average loans from 0.8% in 2003. There was also a reduction in the provision charge as a percentage of average loans from 0.24% to 0.14% in 2004. The provision benefited from recoveries with all portfolios proving robust.

In AIB Bank GB & NI, provision experience was particularly good with the bad debt charge reducing from 0.21% to 0.11% in 2004. Non-performing loans increased from 0.8% to 1.0% at 31 December 2004 but underlying trends remained positive.

Asset quality in Capital Markets was strong with non-performing loans remaining at 0.8% and the provision charge at 0.27% of average loans.

In Poland, the provision charge reduced to 0.9% of loans from 1.0% in 2003 including a EUR 4 million general provision release. Asset quality continued to improve with non-performing loans continuing a downward trend and as a percentage of loans declined to 8.4% from 10.9%.

Provisions for contingent liabilities and commitments increased from EUR 9 million in 2003 to EUR 20 million in 2004 while provisions for amounts (written back)/written off fixed asset investments decreased from EUR 16 million to a net credit of EUR 1 million in 2004.

Share of operating profits of associated undertakings

The operating profit in 2004 was EUR 201 million compared to EUR 143 million in 2003 and mainly reflects AIB's 22.5% share of the income before taxes of M&T Bank Corporation, under Irish GAAP, for the year 2004 and the period from 1April 2003 to 31 December 2003.

Commentary on results

The following commentary is in respect of the total Group.

          "AIB Bank Republic of Ireland deposits particularly strong, up 16%"

             "Lower effective tax rate - some taxation provision releases"

                        "Tangible return on equity at 29.6%"

                    "Strong capital position - Tier 1 ratio at 7.9%"

Balance sheet

Total assets amounted to EUR 102 billion at 31 December 2004 compared to EUR 81 billion at 31 December 2003. Adjusting for the impact of currency, total assets and loans to customers were up 26% and 28% respectively since 31 December 2003 while customer accounts increased by 14%. Risk weighted assets excluding currency factors increased by 26% to EUR 79 billion.

Risk weighted assets, loans to customers and customer accounts (excluding money market funds and currency factors)


                                         Risk weighted     Loans to    Customer
                                                assets    customers    accounts
% change December 2004 v December 2003        % Change     % Change    % Change

AIB Bank Republic of Ireland                        29           30          16
AIB Bank GB & NI                                    25           29          15
Capital Markets                                     25           31           6
Poland                                              16            6          10
AIB Group                                           26           28          14

Assets under management/administration and custody

Assets under management in the Group amounted to EUR 13 billion and assets under administration and custody amounted to EUR 183 billion at 31 December 2004.

Taxation

The taxation charge was EUR 336 million compared with EUR 318 million in 2003. The effective tax rate was 23.7% compared with 31.4% in 2003 (24.0% having adjusted for taxation arising on the Allfirst / M&T transaction and the sale of Govett). The effective tax rate is influenced by the geographic mix of profits which are taxed at the rates applicable in the foreign jurisdictions.

Return on equity and return on assets

The tangible return on equity increased to 29.6% compared to 20% in 2003. The basic return on equity increased to 20.2% from 14.5% in 2003 and the return on assets was 1.17%, up from 0.90% in 2003.

Capital ratios

The Group was strongly capitalised at 31 December 2004 with the Tier 1 ratio at 7.9% and the total capital ratio at 10.7%. These ratios include the EUR 1.0 billion of perpetual preferred securities issued in December 2004.

Commentary on results

          "Outlook - business expected to continue to perform very strongly"

Commentary on half-year December 2004 performance

Adjusted earnings per share increased by 7% in the half-year to December 2004 compared with the half-year to June 2004. There was strong business momentum in the second half with all divisions performing well. Loan and deposit volumes increased by 29% and 18% respectively on an annualised basis since 30 June 2004.

Capital Markets performed very well and enjoyed a very strong fourth quarter performance. In Ark Life, there were technical adjustments, including a reduction in the discount rate used in the calculation of its embedded value profits from 10% to 7.5% generating profit of EUR 12 million, after providing for the solvency margin.

In the second half the effective tax rate was lower, benefiting from some taxation provision releases.

The strong business momentum coupled with the above mentioned items delivered a particularly strong second half adjusted earnings per share of EUR 68.7c.

Outlook

Accounts for 2005 will be prepared under IFRS for the first time. This will also result in a restatement of 2004 results in line with IFRS. To facilitate shareholders the following outlook is prepared on the traditional Irish GAAP basis, as it allows the use of these 2004 accounts as a reference base. Adjusted earnings per share amounted to EUR 133.1c in 2004. This outcome benefited from some taxation provision releases and technical adjustments in Ark Life.

Our business is expected to continue to perform very strongly and we are anticipating another year in 2005 of buoyant loan and deposit growth. The decline in the US dollar will affect the EUR translation of these profits, with an overall negative impact of approximately 1% to 2% in earnings per share growth terms anticipated from currency translation of earnings. Based on these factors our guidance for adjusted earnings per share growth in 2005 on an Irish GAAP basis would be for a range of EUR 142c to EUR 144c.

Implementation of International Financial Reporting Standards

AIB's primary financial statements for the year ended 31 December 2004 are prepared in accordance with Irish generally accepted accounting principles ('IR GAAP') which differ in certain significant respects from International Financial Reporting Standards ('IFRS'). Arising from the adoption of a regulation by the European Commission, from 1 January 2005, the Group accounts of all listed companies in the European Union ('EU') are required to be completed on the basis of IFRS as adopted by the EU. The objective is to improve financial reporting and enhance transparency to assist the free flow of capital throughout the EU and to improve the efficiency of the capital markets. AIB intends to implement IFRS in such a manner as to comply with EU endorsed IFRS as well as ensuring compliance with IFRS as issued by the International Accounting Standards Board ('IASB').

A groupwide programme has been in place since 2003 to ensure full compliance with IFRS in 2005. The significant deliverables include the necessary adjustments to the Group accounting policies, training so as to ensure the requirements are met, addressing the business impacts and making the necessary adjustments to the Group's accounting and reporting systems, including replacement where necessary. Progress is monitored by a Group level steering committee.

While many of the uncertainties concerning whether and how IFRS will be adopted for use in the EU have been resolved, some questions remain, particularly regarding the adoption of amendments to standards, interpretative guidance issued by the IASB/International Financial Reporting Committee ('IFRIC') and the requirements of companies legislation. This could have an effect on the 2005 financial statements. In addition, there remains some uncertainty as to the impact that the new accounting treatments will have on the calculation of regulatory capital.

The IFRS implementation work is nearing completion, although conversion work including verifying the accuracy of the opening balances will continue during 2005.The audit of the impact of transition to IFRS has not been completed at the date of this release. It is intended that restated comparative data for 2004 excluding the impact of IAS32 and IAS39 on financial instruments and IFRS 4 on insurance contracts, together with the opening 2005 IFRS balance sheet including these standards will be issued in the second quarter of 2005.AIB's first results prepared under IFRS will be published in the interim report for the six months to 30 June 2005.

Divisional commentary

On a divisional basis profit is measured in EUR and consequently includes the impact of currency movements. The underlying percentage change is reported in the divisional profit and loss accounts adjusting for the impact of exchange rate movements on the translation of foreign locations' profit. The profit segments by division for 2003 have been restated to reflect a change in the allocation of pension costs across business segments. Previously business segments accounted for the normalised pension contribution rate appropriate to individual pension schemes. The full impact of FRS 17 (Retirement Benefits) is now charged to each operating division. Each division now accounts for the full service cost, the expected return on pension scheme assets and the interest on pension scheme liabilities.

AIB Bank Republic of Ireland profit was up 11%

                        "Banking operations profit up 19%"

                  "Strong volume growth; loans +30%, deposits +16%"

         "Ark Life discount rate reduced from 10.0% to 7.5% (+EUR 12 million)"

                 "EUR 50 million investigation related charges incurred"

AIB Bank Republic of Ireland Retail and commercial banking operations in Republic of Ireland, Channel Islands and Isle of Man; AIB Finance and Leasing; Card Services; and AIB's life and pensions subsidiary Ark Life Assurance Company.


                                                                Year 2003
                                                             before early         Early           Year
                                                     Year      retirement    retirement           2003
                                                     2004           costs         costs    as reported     Underlying
  AIB Bank Republic of Ireland profit and loss      EUR m           EUR m         EUR m          EUR m    % change(1)
  account
  Net interest income                               1,126           1,016             -          1,016             11
  Other finance income                                 20              17             -             17             22
  Other income                                        399             389             -            389              1
  Total operating income                            1,545           1,422             -          1,422              8
  Operating expenses                                  812             747             -            747              8
  Early retirement costs                                -               -            40             40              -
  Total operating expenses                            812             747            40            787              8
  Operating profit before provisions                  733             675          (40)            635              9
  Provisions                                           44              62             -             62            -29
  Operating profit                                    689             613          (40)            573             12
  Share of operating profits of associated            (1)               -             -              -              -
  undertakings
  Profit on disposal of property                        7              13             -             13              -
  Profit on ordinary activities before taxation       695             626          (40)            586             11

The divisional profit increase of 11% included EUR 50 million of investigation related charges. The profit was up 19% before these charges. Operating income and operating expenses were both up 8%. Excluding the investigation related charges these growth rates were 11% and 6% respectively, demonstrating a strong operating income/cost gap.

Banking operations performed strongly with profit increasing by 19%. Particularly strong loan and deposit growth, higher productivity and a reduced bad debt provision charge were the key performance drivers. Loans increased by 30% and deposits performed particularly well with a 16% increase since 31 December 2003. Operating expenses were up 6% excluding the transfer of the Ark Life sales force to AIB's payroll and investigation related costs. Higher levels of business volumes and customer activity coupled with normal salary increases were the main drivers of the 6% increase. The cost income ratio was 52.5% and was impacted by the EUR 50 million investigation related charges, excluding these the ratio decreased to 50.4%.

There was a particularly good increase in AIB Card Services profit resulting from higher loan volumes, a 21% increase in merchant turnover, good growth in fee income reflecting higher consumer spending and a lower bad debt charge. In AIB Finance and Leasing, profit was higher reflecting a 17% increase in loan volumes and a lower bad debt charge.

Ark Life reported profit of EUR 72 million, an 18% increase compared with the 2003 profit of EUR 60 million. The profit increase included EUR 12 million from a reduction in the discount rate used in the calculation of its embedded value profit after providing for the solvency margin. The discount rate was reduced from 10% to 7.5% in the fourth quarter. While Annual Premium Equivalent (APE) sales marginally decreased from EUR 104 million to EUR 100 million, there was a significant increase of 30% in new pension APE sales.

(1) Excludes currency movements and the impact of the transfer of the Ark Life sales force to AIB's payroll.

Divisional commentary

AIB Bank GB & NI profit was up 16%

                       "Strong double-digit profit growth"

                         "Loans up 29%, deposits up 15%"

                            "Lower bad debt charge"

AIB Bank GB & NI Retail and commercial banking operations in Great Britain and Northern Ireland.


                                                                 Year 2003
                                                              before early         Early           Year
                                                      Year      retirement    retirement           2003
                                                      2004           costs         costs    as reported    Underlying
  AIB Bank GB & NI profit and loss account           EUR m           EUR m         EUR m          EUR m      % change
  Net interest income                                  411             364             -            364            12
  Other finance income                                 (6)             (5)             -            (5)             8
  Other income                                         191             165             -            165            14
  Total operating income                               596             524             -            524            12
  Operating expenses                                   295             261             -            261            11
  Early retirement costs                                 -               -            15             15             -
  Total operating expenses                             295             261            15            276            11
  Operating profit before provisions                   301             263          (15)            248            13
  Provisions                                            13              19             -             19           -35
  Operating profit                                     288             244          (15)            229            17
  Profit on disposal of property                         1               2             -              2             -
  Profit on ordinary activities before taxation        289             246          (15)            231            16


AIB Bank GB & NI continued its strong business performance in the year to 31 December 2004 with profit before taxation increasing by 16%. Loans and deposits increased by 29% and 15% respectively since 31 December 2003. Other income increased by 14%, mainly due to higher levels of arrangement fees, reflecting the growth in the loan book. While investment continued in future business development capability and regulatory driven projects, the cost income ratio reduced to 49.5%. Credit quality also remained robust and was reflected in a 35% decrease in the bad debt provision charge compared to 2003.

Allied Irish Bank (GB), primarily a business bank, achieved very significant profit growth of 21% to euro149 million in 2004. There was very substantial expansion in our business base with loans and deposits increasing by 33% and 19% respectively. Significant growth was achieved in niche corporate markets, in line with strategic targets and this focus has now been extended to include the hotel and healthcare sectors. Future business capacity continues to be enhanced with five business development offices and two full business banking branches opened in the year. For the sixth consecutive occasion, 'Britain's Best Business Bank' award from the Forum of Private Business was won by Allied Irish Bank (GB) with the improved score reflecting growing out-performance in customer satisfaction, relative to our competitors.

First Trust Bank, a retail bank in Northern Ireland, also reported good profit growth with a 12% increase to EUR 140 million. Loans and deposits were buoyant, up 23% and 10% respectively with strong growth emanating from corporate and home mortgage lending activity, resulting in increased market share. The cost income ratio was maintained at 49%. Automation of delivery channels and improving marketing and customer relationship systems will further enhance productivity in 2005.

Divisional commentary

Capital Markets profit was up 30%

                "Exceptional growth in Corporate Banking profit"

           "Strong profit growth in Treasury and Investment Banking"

Capital Markets Global Treasury, Corporate Banking, Investment Banking and Allied Irish America ('AIA').


                                                               Year 2003
                                                          before loss on         Loss on
                                                             disposal of     disposal of
                                                            Govett/early    Govett/early           Year
                                                  Year        retirement      retirement           2003
                                                  2004             costs           costs    as reported    Underlying
  Capital Markets profit and loss account        EUR m             EUR m           EUR m          EUR m      % change
  Net interest income                              359               312               -            312            16
  Other finance income                               3                 2               -              2            38
  Other income                                     389               365               -            365             9
  Total operating income                           751               679               -            679            12
  Operating expenses                               403               391               -            391             5
  Early retirement costs                             -                 -               3              3             -
  Total operating expenses                         403               391               3            394             5
  Operating profit before provisions               348               288             (3)            285            22
  Provisions                                        29                46               -             46           -37
  Operating profit                                 319               242             (3)            239            34
  Share of operating profits of associated           6                 7               -              7           -26
  undertakings
  Profit/(loss) on disposal of businesses            4                 7           (153)          (146)             -
  Profit on ordinary activities before             329               256           (156)            100            30
  taxation

Profit before taxation increased by 30% reflecting a very strong performance across each business area.

Corporate Banking performed exceptionally with operating profit up 30% and pre-tax profit up 54% on the comparative period. We experienced significant customer loan growth in both the domestic and international businesses leading to a 32% increase in advances in 2004. International businesses continued to experience substantial profit growth, notably in acquisition finance, structured finance, United Kingdom and US banking units. We retain a rigorous approach to credit risk management and continue to seek to optimise value in a quality loan portfolio.

Global Treasury profit was 20% ahead of the comparative period. Our wholesale business performed very strongly, despite having exceptionally low trading risk limits at work during the year. We were well positioned to take advantage of movements in interest rates and credit spreads and generated substantial value from our trading activities. Our customer business continued to perform very well.

Investment Banking profit was substantially ahead of 2003. Strong profit growth experienced in stockbroking services, equity trading, and corporate advisory work was underpinned by substantial market share gains across each of these businesses.

The tangible cost income ratio reduced substantially from 57% in 2003 to 52% in 2004. Operating expenses were 5% higher than 2003 reflecting a substantial investment in the growth of our business internationally and a higher level of variable costs.

Total provisions declined due to a lower credit related charge, reflecting the strong quality of our credit portfolio together with a significantly reduced level of equity investment write-downs compared to 2003.
Divisional commentary

Poland profit was EUR 80 million, up 135%

                "Substantial increase in Poland division profit"

                   "Good growth recorded in other income"

               "Benefits of restructuring programme being realised"

Poland Bank Zachodni WBK ('BZWBK'), in which AIB has a 70.5% shareholding, together with its subsidiaries and associates. BZWBK Wholesale Treasury and share of Investment Banking subsidiaries results are reported in Capital Markets division.



                                                             Year 2003
                                                                before                            Year
                                                 Year    restructuring    Restructuring           2003
                                                 2004            costs            costs    as reported     Underlying
  Poland profit and loss account                EUR m            EUR m            EUR m          EUR m    % change(1)
  Net interest income                             174              175                -            175              2
  Other income                                    188              170                -            170             13
  Total operating income                          362              345                -            345              8
  Operating expenses                              268              298                -            298             -9
  Restructuring costs                               -                -               10             10              -
  Total operating expenses                        268              298               10            308             -9
  Operating profit before provisions               94               47             (10)             37             67
  Provisions                                       29               31                -             31             -4
  Operating profit                                 65               16             (10)              6            119
  Share of operating profit of associated           1                -                -              -              -
  undertakings
  Profit on disposal of property                    1                -                -              -              -
  Profit on disposal of businesses                 13                4                -              4              -
  Profit on ordinary activities before             80               20             (10)             10            135
  taxation

The profit before taxation was EUR 80 million in 2004 compared with EUR 10 million in 2003. Excluding restructuring costs of EUR 10 million in 2003, the profit on a local currency basis increased by 135%.

Net interest income increased by 2% with increased volumes in both loans and deposits offset by lower deposit margins. Demand for lending products improved with performing loans up 10% since 31 December 2003. Growth was recorded in key strategic products, namely mortgages, commercial leasing and credit cards. Business loans performed well in a difficult environment when overall demand for credit in the market declined in the period. Customer deposits performed strongly, particularly in the second half year benefiting from higher interest rates and better economic climate and were up 10% on 31 December 2003.

Other income growth of 13% was driven by exceptional dividend income, strong growth in international payment fees, asset management and distribution fees and brokerage revenues.

Operating expenses were lower by 9%. This reflects the ongoing focus on strong cost management together with the realisation of benefits of previous restructuring. Staff numbers have decreased by over 3,500 since the merger of WBK and Bank Zachodni in 2001 and now stand at approximately 7,500 in December 2004 (7,800 in December 2003). Staff costs reduced by 5%, operating costs by 8% and depreciation by 19%.

The provision experience across the portfolio improved considerably in the year, with the exception of provisions raised on a very small number of corporate cases. The charge as a percentage of average loans declined from 1.0% in 2003 to 0.9% in 2004 including a EUR 4 million general provision release. The downward trend in non-performing loans continued with non-performing loans as a percentage of total loans declining from 10.9% to 8.4%.

The profit on disposal of business relates to the sale in April 2004 of CardPoint S.A., a merchant acquiring business responsible for card payment processing.

(1) Percentage growth excludes restructuring costs and currency movements. As goodwill is a EUR denominated asset, goodwill amortisation is excluded when calculating trends on a constant currency basis.

Divisional commentary

Group

Group includes interest income earned on capital not allocated to divisions, the funding cost of certain acquisitions, hedging in relation to the translation of foreign locations' profit, unallocated costs of enterprise technology and central services, and the contribution from AIB's share of approximately 22.5% in M&T Bank Corporation ('M&T').


                                                                               Year 2003
                                                                            before early         Early           Year
                                                                    Year      retirement    retirement           2003
                                                                    2004           costs         costs    as reported
  Group profit and loss account                                    EUR m           EUR m         EUR m          EUR m
  Net interest income                                               (34)            (20)             -           (20)
  Other finance income                                                 1               -             -              -
  Other income                                                        43              38             -             38
  Total operating income                                              10              18             -             18
  Operating expenses                                                  99              66             -             66
  Restructuring and early retirement costs                             9               -             4              4
  Total operating expenses                                           108              66             4             70
  Operating loss before provisions                                  (98)            (48)           (4)           (52)
  Provisions                                                          20               8             -              8
  Operating loss                                                   (118)            (56)           (4)           (60)
  Share of operating profits of associated undertaking - M&T         195             136             -            136
  Share of restructuring and integration costs in associated           -            (20)             -           (20)
  undertaking - M&T
  Amortisation of goodwill on acquisition of associated             (52)            (42)             -           (42)
  undertaking - M&T
  Profit on disposal of property                                       -              17             -             17
  Profit on disposal of business                                       -               1             -              1
  Profit on ordinary activities before taxation                       25              36           (4)             32

Group reported profit of EUR 25 million for 2004 compared with a profit of EUR 32 million in 2003 (EUR 36 million excluding early retirement costs).

Net interest income decreased due to lower capital income as a result of lower investment yields. Other income included gains of euro36 million (EUR 23 million net of loss of yield) made in relation to closing out capital invested positions. Other income in 2003 included euro28 million hedging profits in relation to foreign currency translation exposure compared to a profit of EUR 1 million in 2004.

Operating expenses were higher facilitating AIB's preparation for Basel II and Sarbanes Oxley. During 2004 there were costs relating to preparation for IFRS, strengthening of compliance and internal audit structures and higher pension service costs and corporate donations.

Restructuring costs were EUR 9 million in 2004 relating to a write-down of property values at Group level. There were early retirement costs of EUR 4 million in 2003.

Provisions increased from EUR 8 million in 2003 to EUR 20 million in 2004.

AIB's share of M&T profit in 2004 amounted to EUR 195 million, before goodwill amortisation. On a local currency basis M&T's contribution to AIB of US$ 243 million increased by 15% relative to the Allfirst quarter March 2003 combined with M&T nine months to December 2003 contribution of US$ 212 million excluding restructuring costs. M&T reported its full year results on 11 January 2005, showing strong earnings growth with US GAAP-basis diluted earnings per share up 21% to US$ 6.00 from US$ 4.95 in 2003. Diluted net operating earnings per share, which excludes the amortisation of core deposit and other intangibles and merger related expenses, was US$ 6.38, up 12% from US$ 5.70.

In 2003 there was a profit of EUR 17 million from the sale of AIB's IFSC property.

Notes

1     Accounting policies and presentation of financial information

The currency used in these accounts is the EUR which is denoted by 'EUR' or the symbol EUR.

Change in accounting policy and divisional restatements

(a) Derivatives

The Group has amended its policy in respect of the accounting for termination of derivative transactions held to hedge the impact of fluctuations in interest rates on the income stream on the Group's capital fund. Previously it was Group policy that, on early termination of all non-trading derivative transactions, any realised gain or loss was deferred and amortised to net interest income over the life of the original hedge, as long as the designated assets or liabilities remained. This policy has not been amended in respect of hedging positions generated from the Group's retail businesses and treasury operations. Non-trading derivatives held for hedging purposes are accounted for on an accruals basis. Upon early termination of derivative transactions, classified as hedges of the income stream on Group capital, any realised gain or loss is taken to profit and loss account as it arises. The change in accounting policy follows a revision in the Bank's policy with respect to the investment of its capital funds. The directors believe that the new accounting policy is more appropriate than the previous accounting policy in dealing with the financial impact of this revision because of the manner in which the Group's capital funds are now managed.

The change in accounting policy had a positive impact of EUR 23m in the year ended 31 December 2004.The change in accounting policy has no impact on the reported numbers for prior years.

(b) Divisional restatements

The profit segments by division have been restated to reflect a change in the allocation of pension costs across business segments. Previously business segments accounted for the normalised pension contribution rate appropriate to individual pension schemes. The full impact of FRS 17 (retirement benefits) is now charged to each operating division. Each division now accounts for the full service cost, the expected return on pension scheme assets and the interest on pension scheme liabilities.

2 Acquisition of a strategic stake in M&T Bank Corporation. Disposal of Allfirst Financial Inc.

AIB's US subsidiary, Allfirst, was acquired by M&T on 1 April 2003. AIB received
26.7 million M&T shares, representing a stake of approximately 22.5% in the enlarged M&T, together with US$ 886.1m in cash. The agreement allowed for the cash consideration to be reduced by the amount of a pre-close dividend from Allfirst to AIB and prior to closing a dividend of US$ 865.0m was declared and paid by Allfirst Financial Inc. Consequently, the cash consideration payable by M&T reduced to US$ 21.1m.

The transaction is accounted for in accordance with the Urgent Issue Task Force Abstract No.31 'Exchanges of businesses or other non-monetary assets for an interest in a subsidiary, joint venture or an associate' ('UITF31'). Under UITF 31, the transaction is accounted for as an exchange of 77.5% of Allfirst for 22.5% of M&T pre-merger. Under this approach, the 22.5% of Allfirst that is owned by AIB, both directly before the transaction and indirectly thereafter, is treated as being owned throughout the transaction. The total recognised gains arising from the transaction amounted to EUR 449m (after tax) and was reflected in the accounts for the year ended 31 December 2003 as follows:-


Gain recognised on the disposal of Allfirst                            EUR m
Recognised in the profit and loss account                              (40)
Recognised in the statement of total recognised gains and losses        489
                                                                        449

The transaction gave rise to a profit before tax of EUR 1m (loss of EUR 40m after tax). In accordance with the requirements of UITF 31, the unrealised element of the gain, of EUR 489m,has been recognised in the statement of total recognised gains and losses.

The consolidated profit and loss account for the year ended 31 December 2002 reflects the consolidation of Allfirst for a full year, while the profit and loss account for the year ended 31 December 2003 reflects the consolidation of Allfirst for the period to 31 March 2003.

To facilitate comparisons to the year ended 31 December 2004 financial statements presented in this Media Release, the consolidated profit and loss accounts for the years ended 31 December 2003 and 31 December 2002,split between continuing and discontinued activities (arising from the disposal of Allfirst Financial Inc. on 1 April 2003), have been presented in the Additional Financial Information section on page 40 of this Media Release.

Notes



                                                                                                Year 31 December 2004
                                        AIB Bank    AIB Bank    Capital                   Poland     Group      Total
                                             ROI       GB&NI    Markets
  3 Segmental information                  EUR m       EUR m      EUR m                    EUR m     EUR m      EUR m
  Operations by business segments(1)
  Net interest income                      1,126         411        359                      174      (34)      2,036
  Other finance income                        20         (6)          3                        -         1         18
  Other income                               399         191        389                      188        43      1,210
  Total operating income                   1,545         596        751                      362        10      3,264
  Total operating expenses                   812         295        403                      268       108      1,886
  Provisions                                  44          13         29                       29        20        135
  Group operating profit/(loss)              689         288        319                       65     (118)      1,243
  Share of operating (loss)/profit
  of associated undertakings                 (1)           -          6                        1       195        201
  Amortisation of goodwill on
  acquisition of associated undertaking        -           -          -                        -      (52)       (52)
  Profit on disposal of property               7           1          -                        1         -          9
  Profit on disposal of businesses             -           -          4                       13         -         17
  Group profit on ordinary
  activities before taxation                 695         289        329                       80        25      1,418
  Balance sheet
  Total loans                             35,671      13,755     13,798                    3,765       167     67,156
  Total deposits                          28,424       9,084     40,537                    5,452       133     83,630
  Total assets                            43,065      15,082     32,398                    6,666     5,029    102,240
  Total risk weighted assets              31,194      12,531     29,650                    4,238       926     78,539
  Net assets (2)                           2,145         861      2,038                      291        64      5,399

Notes



                                                                                             Year 31 December 2003(3)
                                AIB Bank    AIB Bank    Capital    Poland     Group                Allfirst     Total
                                     ROI       GB&NI    Markets
  3 Segmental information          EUR m       EUR m      EUR m     EUR m     EUR m                   EUR m     EUR m
  (continued)
  Operations by business
  segments (1)
  Net interest income              1,016         364        312       175      (20)                      87     1,934
  Other finance income                17         (5)          2         -         -                     (2)        12
  Other income                       389         165        365       170        38                     103     1,230
  Total operating income           1,422         524        679       345        18                     188     3,176
  Total operating expenses           787         276        394       308        70                     125     1,960
  Provisions                          62          19         46        31         8                      11       177
  Group operating                    573         229        239         6      (60)                      52     1,039
  profit/(loss)
  Share of operating profits           -           -          7         -       136                       -       143
  of associated undertakings
  Share of restructuring and
  integration costs in associated      -           -          -         -      (20)                       -      (20)
  undertaking
  Amortisation of goodwill
  on acquisition of associated         -           -          -         -      (42)                       -      (42)
  undertaking
  Profit on disposal of               13           2          -         -        17                       -        32
  property
  (Loss)/profit on disposal            -           -      (146)         4         1                       -     (141)
  of businesses
  Group profit on ordinary
  activities before taxation         586         231        100        10        32                      52     1,011
  Balance sheet
  Total loans                     27,428      10,353     12,404     2,939       202                       -    53,326
  Total deposits                  24,572       7,881     29,318     4,222       202                       -    66,195
  Total assets                    34,101      11,643     28,365     5,301     1,550                       -    80,960
  Total risk weighted assets      24,119      10,055     24,506     3,259       676                       -    62,615
  Net assets (2)                   1,904         794      1,934       257        53                       -     4,942



                                                                                             Year 31 December 2002(3)
                                AIB Bank    AIB Bank    Capital    Poland                 Group    Allfirst     Total
                                     ROI     GB & NI    Markets
                                   EUR m       EUR m      EUR m     EUR m                 EUR m       EUR m     EUR m
  Operations by business
  segments (1)
  Net interest income                921         363        313       263                  (25)         516     2,351
  Other finance income                40         (1)          7         -                    18         (2)        62
  Other income                       353         166        382       165                     -         448     1,514
  Total operating income           1,314         528        702       428                   (7)         962     3,927
  Total operating expenses           681         266        405       341                    54         571     2,318
  Provisions                          55          22         63        46                  (30)          95       251
  Group operating                    578         240        234        41                  (31)         296     1,358
  profit/(loss)
  Share of operating profits           -           -          9         -                     -           -         9
  of associated undertakings
  Profit/(loss) on disposal            8           -          -       (2)                     -         (1)         5
  of property
  Group profit/(loss) on
  ordinary activities
   before taxation                   586         240        243        39                  (31)         295     1,372
  Balance sheet
  Total loans                     21,367       8,967     13,371     3,473                   143      11,162    58,483
  Total deposits                  22,522       7,449     24,482     5,014                   132      12,591    72,190
  Total assets                    27,186      10,158     26,618     6,261                   126      15,472    85,821
  Total risk weighted assets      18,821       8,666     22,833     3,549                   257      15,113    69,239
  Net assets (2)                   1,136         523      1,378       215                    16         912     4,180

Notes


                                                                                                Year 31 December 2004
                                        Republic of       United     United    Poland              Rest of      Total
                                            Ireland    States of    Kingdom                      the world
                                                         America
  3 Segmental information                     EUR m        EUR m      EUR m     EUR m                EUR m      EUR m
  (continued)
  Operations by             (4)
  geographical segments
  Net interest income                         1,283           23        538       190                    2      2,036
  Other finance income                           25          (1)        (6)         -                    -         18
  Other income                                  636          102        261       205                    6      1,210
  Total operating income                      1,944          124        793       395                    8      3,264
  Total operating                             1,130           81        383       288                    4      1,886
  expenses
  Provisions                                     72          (4)         38        29                    -        135
  Group operating profit                        742           47        372        78                    4      1,243
   Share of operating profits
   of associated undertakings                     5          195          -         1                    -        201
  Amortisation of
  goodwill on acquisition
       of associated                              -         (52)          -         -                    -       (52)
  undertaking
  Profit on disposal of                           7            -          1         1                    -          9
  property
  Profit on disposal of                           -            -          4        13                    -         17
  business
  Group profit on
  ordinary activities
       before taxation                          754          190        377        93                    4      1,418
  Balance sheet
  Total loans                                42,744        1,467     19,060     3,765                  120     67,156
  Total deposits                             56,535        2,691     18,952     5,452                    -     83,630
  Total assets                               70,458        2,449     22,546     6,666                  121    102,240
  Net assets(2)                               3,460          260      1,370       298                   11      5,399




                                                                                                Year 31 December 2003
                                     Republic of       United     United    Poland                  Rest of     Total
                                         Ireland    States of    Kingdom                          the world
                                                      America
                                           EUR m        EUR m      EUR m     EUR m                    EUR m     EUR m
  Operations by geographical
  segments (4)
  Net interest income                      1,155          121        465       193                        -     1,934
  Other finance income                        20          (2)        (6)         -                        -        12
  Other income                               562          217        261       188                        2     1,230
  Total operating income                   1,737          336        720       381                        2     3,176
  Total operating expenses                 1,056          210        369       322                        3     1,960
  Provisions                                  68           20         58        31                        -       177
  Group operating profit/(loss)              613          106        293        28                      (1)     1,039
  Share of operating profits of                7          136          -         -                        -       143
  associated undertakings
  Share of restructuring and
  integration costs
       of associated undertakings              -         (20)          -         -                        -      (20)
  Amortisation of goodwill on
  acquisition
       of associated undertaking               -         (42)          -         -                        -      (42)
  Profit on disposal of property              30            -          2         -                        -        32
  Profit/(loss) on disposal of                 1            7      (153)         4                        -     (141)
  businesses
  Group profit/(loss) on ordinary
  activities
       before taxation                       651          187        142        32                      (1)     1,011
  Balance sheet
  Total loans                             34,944        1,095     14,336     2,935                       16    53,326
  Total deposits                          46,876        1,083     14,014     4,222                        -    66,195
  Total assets                            54,667        2,101     18,880     5,295                       17    80,960
  Net assets (2)                           2,979          369      1,316       278                        -     4,942


Notes



                                                                                                Year 31 December 2002
                                     Republic of       United     United    Poland                  Rest of     Total
                                         Ireland    States of    Kingdom                          the world
                                                      America
  Segmental information                    EUR m        EUR m      EUR m     EUR m                    EUR m     EUR m
  (continued)
  Operations by geographical
  segments (4)
  Net interest income                      1,050          563        455       283                        -     2,351
  Other finance income                        62          (2)          2         -                        -        62
  Other income                               538          555        234       184                        3     1,514
  Total operating income                   1,650        1,116        691       467                        3     3,927
  Total operating expenses                   924          676        363       351                        4     2,318
  Provisions                                  71          109         25        47                      (1)       251
  Group operating profit                     655          331        303        69                        -     1,358
  Share of operating profits of associated                  -          -         -                        -         9
  undertakings 9
  Profit/(loss) on disposal of                 8          (1)          -       (2)                        -         5
  property
  Group profit on ordinary
  activities
       before taxation                       672          330        303        67                        -     1,372
  Balance sheet
  Total loans                             29,899       12,594     12,516     3,473                        1    58,483
  Total deposits                          37,944       14,453     14,779     5,014                        -    72,190
  Total assets                            45,151       17,629     16,769     6,271                        1    85,821
  Net assets (2)                           1,873        1,179        895       233                        -     4,180

(1)The business segment information is based on management accounts information. Income on capital is allocated to the divisions on the basis of the capital required to support the level of risk weighted assets. Interest income earned on capital not allocated to divisions is reported in Group.

(2)The fungible nature of liabilities within the banking industry inevitably leads to allocations of liabilities to segments, some of which are necessarily subjective. Accordingly, the directors believe that the analysis of total assets is more meaningful than the analysis of net assets.

(3) The December 2003 and 2002 amounts have been restated to reflect the divisional restatements as discussed in Note 1 on page 21 of this Release.

(4)The geographical distribution of profit before taxation is based primarily on the location of the office recording the transaction.

Notes



                                                   2004      2003      2002
4 Other interest receivable and similar income    EUR m     EUR m     EUR m
Interest on loans and advances to banks              94       113       196
Interest on loans and advances to customers       2,866     2,622     3,423
Income from leasing and hire purchase contracts     158       163       188
                                                  3,118     2,898     3,807

                                                   2004      2003      2002
5 Interest payable                                EUR m     EUR m     EUR m
Interest on deposits by banks and customer
accounts                                          1,608     1,490     2,178
Interest on debt securities in issue                256       101       103
Interest on subordinated liabilities                 68        47        83
Interest on reserve capital instruments              38        38        38
                                                  1,970     1,676     2,402

                                                   2004      2003      2002
6 Dealing profits                                 EUR m     EUR m     EUR m
Foreign exchange contracts                           67        92        78
Profits less losses from securities held for
trading purposes                                     54        23         7
Interest rate contracts                             (30)       16       (11)
Equity index contracts                                5         4         -
                                                     96       135        74

Dealing profits is a term prescribed by the European Communities (Credit
Institutions: Accounts) Regulations, 1992. Dealing profits reflects trading income and excludes interest payable and receivable arising from these activities. Staff and other administrative expenses arising from trading activities are not included here but are included under the appropriate heading within administrative expenses

(note 8).


                                                                         2004      2003      2002
7 Other operating income                                                EUR m     EUR m     EUR m
Profit on disposal of debt securities held for investment purposes         15        37       106
Profit on termination of off-balance sheet instruments                     36         -         -
Profit on disposal of investments in associated undertakings                1         -         1
Profit on disposal of equity shares                                         2         3        11
Contribution of life assurance company (note 16)                           72        60        57
Contribution from securitised assets                                        3         1         4
Mortgage origination and servicing income                                   -         2         7
Miscellaneous operating income                                             58        63        77
                                                                          187       166       263

8 Administrative expenses
                                                                         2004      2003      2002
(a) Staff and other administrative expenses                             EUR m     EUR m     EUR m
Staff costs                                                             1,132     1,157     1,391
Other administrative expenses                                             581       552       707
                                                                        1,713     1,709     2,098

Notes

8     Administrative expenses (continued)

(b) Restructuring costs in continuing businesses

During 2003, BZWBK commenced a branch network restructuring process resulting in the closure of approximately 40 branches across Poland. A provision of EUR 10m was recorded in 2003 in respect of this process with a further charge of EUR 9m in 2004.

AIB Group introduced an Early Retirement Package in 2003 for certain staff over the age of 50 working in Ireland and

Northern Ireland with staff located in the UK who have repatriation rights to Ireland also included. A provision of EUR 62m was made in the 2003 accounts of which EUR 41m forms part of the retirement benefit past service cost. Approximately 250 people left the organisation during 2004 under the package.

The charge of EUR 13m in 2002 relates to the cost of an Allfirst Early Retirement Program. This also forms part of the retirement benefit past service cost.


                                                                   2004      2003      2002
9 Amounts (written back)/written off fixed asset investments      EUR m     EUR m     EUR m
Debt securities                                                      (4)       13        19
Equity shares                                                         3         3        36
                                                                     (1)       16        55

10     Profit/(loss) on disposal of businesses

2004

The profit on disposal of businesses in 2004 of EUR 17m relates to the sale of BZWBK's subsidiary, CardPoint S.A. of EUR 13m (tax charge EUR 2m), and the accrual of EUR 4m (tax charge EUR 1m),arising from the sale of the Govett business in 2003.

2003

The loss on disposal of businesses of EUR 141m relates to the loss on disposal of Govett of EUR 153m (loss of EUR 152m after tax), offset by the realised gain on disposal of Allfirst of EUR 1m (loss of EUR 40m after tax), the profit on disposal of the AIB New York retail branch of EUR 7m (tax charge EUR 3m) and the profit on disposal of Polsoft of EUR 4m (tax charge EUR 1m).

In 2003, AIB sold the majority of the Govett business its UK based asset management business to Gartmore. Certain management contracts were excluded from the sale and were managed by AIB's Irish based asset management company, AIB Investment Managers (AIB IM).The operations of AIB IM were otherwise unaffected by this transaction.

Total consideration for the business was estimated as EUR 17m and is payable in cash. The consideration is made up of an initial payment of EUR 6m plus a series of payments based on the level of fees earned by Gartmore on the Govett management contracts over the following three years. The initial payment of EUR 6m is reflected in the financial statements for the year ended 31 December 2003.

The transaction gave rise to a loss on disposal of EUR 153m in profit and loss account in the financial statements for the year ended 31 December 2003.The loss on disposal was made up of the EUR 6m consideration less goodwill previously written off of EUR 139m and one off closure costs of EUR 20m.The goodwill of EUR 139m was previously written off to reserves on the purchase of Govett, in 1995. The after tax loss is EUR 152m.The financial statements for the year ended 31 December 2003 also reflect the income and expenses for Govett for the period as part of continuing activities, which amounted to a loss before tax of EUR 12m.

Notes


                                                         2004     2003   2002
11 Taxation                                             EUR m    EUR m  EUR m
Allied Irish Banks, p.l.c. and subsidiaries
Corporation tax in Republic of Ireland
Current tax on income for the period(1)                   138      173     81
Adjustments in respect of prior periods                    (5)       4     (7)
                                                          133      177     74
Double taxation relief                                    (13)     (49)    (4)
                                                          120      128     70
Foreign tax
Current tax on income for the period                      181      210    212
Adjustments in respect of prior periods                   (11)       -     (4)
                                                          170      210    208
Total current tax                                         290      338    278
Deferred tax
Origination and reversal of timing differences             (7)     (54)    21
Other                                                      (8)      (5)     6
Total deferred tax                                        (15)     (59)    27
Associated undertakings                                    61       39      1
Taxation on ordinary activities                           336      318    306
Effective tax rate                                       23.7%    31.4%  22.3%
Effective tax rate - adjusted                          23.7%(2) 24.0%(2) 22.3%

(1) The December 2004 figure includes a charge of EUR 29.5m (2003: euro29.5m; 2002: nil) in relation to the Irish Government bank levy.

(2) The adjusted effective tax rate has been presented to eliminate the disposal of Govett in 2004 and 2003 and the withholding tax on the Allfirst dividend in 2003.

Notes



12 Earnings per EUR0.32 ordinary share                                  2004         2003           2002
(a) Basic
Group profit attributable to the ordinary shareholders(1)         EUR 1,047m     EUR 677m     EUR 1,034m
Weighted average number of shares in issue during the year(1)         852.0m       859.6m         868.7m
Earnings per share                                                EUR 122.9c    EUR 78.8c      EUR119.1c

(1)In accordance with FRS 14 - 'Earnings per share', dividends arising on the shares held by the employee share trusts are excluded in arriving at profit before taxation and deducted from the aggregate of dividends paid and proposed. The shares held by the trusts are excluded from the calculation of weighted average number of shares in issue.


                                                                          Earnings per EUR 0.32 ordinary share
                                                                      2004         2003                   2002
(b) Adjusted                                                                           cent per EUR 0.32 share
As reported                                                          122.9         78.8                  119.1
Adjustments
Goodwill amortisation and impairment                                  10.6          8.4                    3.6
Impact of Govett disposal on profit and                               (0.4)        17.6                      -
loss account
Impact of Allfirst disposal on profit                                    -          4.7                      -
and loss account
                                                                     133.1        109.5                  122.7


The adjusted earnings per share figure has been presented to eliminate the effect of the goodwill amortisation in all years, goodwill impairment loss in 2004,the impact of the Govett disposal in 2004 and 2003 and the Allfirst disposal in 2003.


(c) Diluted                                                           2004      2003                         2002
                                                                                       Number of shares (millions)
Weighted average number of shares in issue during the period         852.0     859.6                        868.7
Dilutive effect of options outstanding                                 3.1       4.7                          8.4
Diluted                                                              855.1     864.3                        877.1


The weighted average number of ordinary shares reflects the dilutive effect of options outstanding under the employee share trusts, the Share option scheme and the Allied Irish Bank stock option plan.

Notes


                                                                                 2004      2003
13 Loans and advances to customers                                              EUR m     EUR m
Loans and advances to customers                                                62,219    47,828
Amounts receivable under finance leases                                         1,625     1,636
Amounts receivable under hire purchase contracts                                  968       873
Money market funds                                                                 24       153
                                                                               64,836    50,490

                                                                                 2004      2003
                                                                                EUR m     EUR m
Loans accounted for on a non-accrual basis (including loans where interest is accrued but provisions have been made against it)
AIB Bank ROI division                                                             221       209
AIB Bank GB & NI division                                                         139        84
Capital Markets division                                                          100        82
Poland division                                                                   299       332
                                                                                  759       707

                                                                                  2004     2003
14 Provisions for bad and doubtful debts                                         EUR m    EUR m
At 1 January                                                                       664      862
Exchange translation adjustments                                                    25      (51)
Disposal of subsidiary undertaking                                                   -     (135)
Transfer to contingent liabilities and commitments                                 (15)       -
Charge against profit and loss account                                             116      152
Amounts written off                                                               (151)    (182)
Recoveries of amounts written off in previous years                                 21       18
At 31 December                                                                     660      664
At 31 December
Specific                                                                           383      348
General                                                                            277      316
                                                                                   660      664
Amounts include:
Loans and advances to banks                                                          2        2
Loans and advances to customers                                                    658      662
                                                                                   660      664

Notes


                                                                  2004                2003
                                                       Book     Market      Book    Market
                                                      amount     value    amount     value
15 Debt securities                                     EUR m     EUR m     EUR m     EUR m
Held as financial fixed assets
Issued by public bodies:
Government securities                                  7,101     7,227     5,237     5,346
Other public sector securities                           854       867       562       569
Issued by other issuers:
Bank and building society certificates of deposit        585       585       589       588
Other debt securities                                  7,710     7,823     6,057     6,122
                                                      16,250    16,502    12,445    12,625

Held for trading purposes
Issued by public bodies:
Government securities                                  1,048                 630
Other public sector securities                            73                  85
Issued by other issuers:
Bank and building society certificates of deposit          -                   -
Other debt securities                                  6,705               4,967
                                                       7,826               5,682

                                                      24,076              18,127

16     Long-term assurance business

Income from long-term assurance business included in the profit and loss account can be divided into those items comprising operating profit of the business and other items as set out below.


Income from Ark Life's long-term assurance                2004      2003
business is set out below:                               EUR m     EUR m
New business contribution                                   39        39
Contribution from existing business
- expected return                                           27        24
- experience variances                                      (2)       (1)
Investment returns                                           4         4
Distribution costs                                         (13)      (15)
Operating profit                                            55        51
Other items:
Change in value of future unit linked fees                   -         3
Changes in economic assumptions                             12         -
Changes in operating assumptions                             4         -
Exceptional items                                            1         6
Income from long-term assurance business before tax         72        60
Attributable tax                                             9         8
Income from long-term assurance business after tax          63        52

Notes

16     Long-term assurance business (continued)

The assets and liabilities of Ark Life representing the value of the assurance business together with the policyholders' funds are:


                                                            2004    2003
                                                           EUR m   EUR m
Investments:
Cash and short-term placings with banks                    1,466   1,546
Debt securities                                              425     239
Equity shares                                              1,521   1,179
Property                                                      51      45
                                                           3,463   3,009
Embedded value adjustment                                    198     167
Other assets - net                                           126      98
                                                           3,787   3,274
Long-term assurance liabilities to policyholders          (3,320) (2,869)
Long-term assurance business attributable to shareholders    467     405
Represented by:
Shares at cost                                                19      19
Reserves                                                     435     376
Profit and loss account                                       13      10
                                                             467     405

Presentation in the Group balance sheet

Under UITF 37, holdings of shares in Allied Irish Banks, p.l.c., (by the parent or subsidiary companies),for any reason, are deducted in arriving at shareholders' funds. At 31 December 2004, shares in AIB with a value of EUR 74m (2003: EUR 59m) were held within the long-term business funds to meet the liabilities to policyholders.

Long-term assurance assets attributable to policyholders are presented in the Group balance sheet net of the carrying value of the shares in AIB held within the fund. Group shareholders' funds have been reduced by a similar amount.


                                                            2004    2003
17 Customer accounts                                       EUR m   EUR m
Current accounts                                          17,099  14,657
Demand deposits                                            7,321   6,788
Time deposits                                             22,676  19,539
                                                          47,096  40,984
Securities sold under agreements to repurchase                77       -
Other short-term borrowings                                4,224   3,628
                                                           4,301   3,628
                                                          51,397  44,612

Notes

18     Supplementary Group financial information for US reporting purposes

For convenience purposes this note contains translations of certain EUR amounts into US dollars at the rate of EUR 1.00 to US$ 1.3621, the year end translation rate used in the preparation of the Group's financial statements. These translations should not be construed as representations that the EUR amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated.


                                                       2004      2004      2003     2002
                                                       US $       EUR       EUR      EUR
Per American Depositary Share ('ADS')
Net income for US reporting purposes                   3.35      2.46      1.58     2.34
Dividend(1)                                            1.63      1.20      1.05     0.98
Net assets for US reporting purposes                  17.26     12.67     11.50     9.62
Amounts in accordance with US GAAP
Net income                                           1,573m    1,155m    1,523m     926m
Net income attributable to ordinary stockholders     1,563m    1,148m    1,518m     918m
Net income per ADS                                     3.67      2.69      3.53     2.11
Net assets per ADS                                    21.74     15.96     13.90    13.61

(1) The actual dividend payable to US stockholders will depend on the EUR/US $ exchange rate prevailing.


                                                       2004      2004      2003     2002
Summary of consolidated balance sheet                US $ m     EUR m     EUR m    EUR m
Amounts in accordance with IR GAAP
Total assets                                        139,261   102,240    80,960   85,821
Ordinary stockholders' equity                         7,354     5,399     4,942    4,180
Total loans                                          91,473    67,156    53,326   58,483
Total deposits                                      113,913    83,630    66,195   72,190
Amounts in accordance with USGAAP
Total assets                                        136,555   100,253    79,565   86,432
Ordinary stockholders' equity                         9,258     6,797     5,972    5,911

Under US reporting requirements, the filing of AIB's 2001 financial statements by way of Annual Report on Form 20-F constituted a reissue of the financial statements for prior years. The US Securities and Exchange Commission requires all material errors in respect of prior years to be accounted for and reported as prior year adjustments, in the years in which they occurred. Accordingly, in AIB's Annual Report on Form 20-F for December 2001,the Fraud Losses were charged in the years in which they occurred and this approach has been reflected in the financial information provided in this note.

Alternative presentation of consolidated statements of income

As outlined above, under US reporting requirements the losses arising from the fraud would be reflected in the Group figures in the years in which the losses arose. The following alternative presentation of consolidated statements of income reflects this approach for the year ended 31 December 2002.


                                                                          2002
                                                                           EUR m
Consolidated net income as in the consolidated statements of income      1,034
Adjustments:
Exceptional foreign exchange dealing losses                                (18)
Administration expenses                                                    (10)
Applicable taxes                                                            10
Consolidated net income under alternative presentation                   1,016

Alternative presentation of consolidated balance sheet

Reflecting the losses in the period in which they arose had no impact on consolidated ordinary stockholders' equity, consolidated total assets and consolidated total liabilities for the year ended 31 December 2002.

Notes

18     Supplementary Group financial information for US reporting purposes
(continued)

Reconciliation of alternative presentation to US GAAP

The Group financial statements conform with accounting principles generally accepted in Ireland. The following tables provide the significant adjustments to the consolidated net income (Group profit attributable to the stockholders of AIB) and consolidated ordinary stockholders' equity, which would be required if accounting principles generally accepted in the United States (US GAAP) had been applied instead of those generally accepted in Ireland (IR GAAP).



                                                                                               Year ended December 31
  Consolidated net income                                       2004                            2003             2002
                                                                                  (millions except per share amounts)
  Net income (Group profit
  attributable to the stockholders
  of AIB)
       as in the consolidated profit
  and loss account under alternative
            presentation (page 33)                        EUR  1,047                      EUR    677      EUR   1,016
  Adjustments in respect of:
       Depreciation of freehold and                                2                               2                2
  long leasehold property
       Long-term assurance policies                             (58)                            (13)             (27)
       Goodwill                                                   26                              30                4
       Premium on core deposit                                     -                             (1)              (5)
  intangibles
       Retirement benefits                                      (29)                               7              (5)
       Dividends on non-equity                                     7                               5                8
  shares
       Securities held for hedging                                 5                               1              (3)
  purposes
       Internal use computer                                       2                             (1)                1
  software
       Derivatives FAS 133                                       113                              11             (82)
  adjustment
       Gain recognised on the                                      -                             832                -
  disposal of businesses
       Share of income of associated                              39                              33                -
  undertakings
       Deferred tax effect of the                                  1                            (60)               17
  above adjustments
  Net income in accordance with US                        EUR  1,155                      EUR  1,523      EUR     926
  GAAP
  Net income applicable to ordinary                            1,148                      EUR  1,518      EUR     918
  stockholders of AIB in accordance with US
  GAAP EUR
  Equivalent to                                           US$  1,563
  Income per American Depositary Share                          2.69                      EUR   3.53      EUR    2.11
  (ADS*) in accordance with US GAAP EUR
  Equivalent to                                           US$   3.67
  Year end exchange rate EUR/US $                             1.3621

*  An American Depositary Share represents two ordinary shares of EUR0.32 each.


                                                                                               Year ended December 31
  Comprehensive income                                          2004                            2003             2002
                                                                                          (millions)
  Net income in accordance with USGAAP                     EUR 1,155                      EUR  1,523      EUR     926
  Net movement in unrealised holding gains on
  investment securities
       arising during the period                                  68                             (41)              84
  Exchange translation adjustments                               (88)                           (501)            (480)
  Comprehensive income                                     EUR 1,135                      EUR    981      EUR     530


Notes

18 Supplementary Group financial information for US reporting purposes
(continued)


  Consolidated ordinary stockholders' equity                    2004                 2003                       2002
                                                                                  (millions except per share amounts)
  Ordinary stockholders' equity as in the
  consolidated balance sheet
       under alternative presentation (page 33)            EUR 5,399           EUR  4,942                EUR   4,180
  Revaluation of property                                       (165)                (168)                      (201)
  Depreciation of freehold and long                              (27)                 (27)                       (27)
  leasehold property
  Goodwill                                                       275                  223                        925
  Core deposit intangibles                                         -                    -                         12
  Dividends payable on ordinary shares                           333                  296                        284
  Dividends on non-equity shares                                   3                    1                          1
  Long-term assurance policies                                  (334)                (276)                      (263)
  Unrealized gains not yet recognised on:
       Available-for-sale debt securities                        252                  180                        244
       Available-for-sale equity securities                       20                   14                         15
  Securities held for hedging purposes                             2                   (3)                        (4)
  Derivatives FAS 133 adjustment                                  46                  (16)                       (79)
  Retirement benefits                                          1,087                  899                      1,012
  Internal use computer software                                  19                   18                         18
  Other recognised gains in associated                             4                    2                          -
  undertaking
  Share of income of associated undertaking                       64                   33                          -
  Deferred tax effect of the above                              (181)                (146)                      (206)
  adjustments
  Ordinary stockholders' equity in                       EUR   6,797           EUR  5,972                 EUR   5,911
  accordance with US GAAP
  Equivalent to                                          US$   9,258
  Ordinary stockholders' equity per ADS in               EUR   15.96           EUR  13.90                 EUR   13.61
  accordance with USGAAP
  Equivalent to                                          US$   21.74
  Ordinary stockholders' equity per ADS in               EUR   12.67           EUR  11.50                 EUR    9.62
  accordance with IR GAAP
  Equivalent to                                          US$   17.26

Notes

19     Average balance sheets and interest rates

The following tables show the average balances and interest rates of interest earning assets and interest bearing liabilities for the years ended 31 December 2004 and 2003.The calculation of average balances include daily and monthly averages for reporting units. The average balances used are considered to be representative of the operations of the Group.


                                             Year ended 31 December 2004                  Year ended 31 December 2003
                               Average               Interest    Average    Average               Interest    Average
                               balance                              rate    balance                              rate
  Assets                         EUR m                  EUR m          %      EUR m                  EUR m          %
  Placings with banks
       Domestic offices          2,859                     66        2.3      3,138                     85        2.7
       Foreign offices             824                     28        3.4        770                     27        3.5
  Loans to customers (1)
       Domestic offices         35,328                  1,592        4.5     28,361                  1,352        4.8
       Foreign offices          20,681                  1,185        5.7     18,642                  1,012        5.4
  Placings with banks and
  loans to customers (1)
       Domestic offices         38,187                  1,658        4.3     31,499                  1,437        4.6
       Foreign offices          21,505                  1,213        5.6     19,412                  1,039        5.4
  Funds sold
       Domestic offices              -                      -          -          -                      -          -
       Foreign offices               -                      -          -        288                      4        1.3
  Debt securities and
  government bills
       Domestic offices         17,270                    636        3.7     11,278                    397        3.5
       Foreign offices           4,736                    252        5.3      6,006                    315        5.3
  Installment credit and
  finance lease receivables
       Domestic offices          1,874                    104        5.5      1,902                    108        5.7
       Foreign offices             716                     54        7.5        826                     55        6.7
  Total interest earning
  assets
       Domestic offices         57,331                  2,398        4.2     44,679                  1,942        4.3
       Foreign offices          26,957                  1,519        5.6     26,532                  1,413        5.3
                                84,288                  3,917        4.6     71,211                  3,355        4.7
  Allowance for loan losses      (671)                                        (741)
  Non-interest earning           9,028                                        6,766
  assets
  Total assets                  92,645                  3,917        4.2     77,236                  3,355        4.3
  Percentage of assets
  applicable to
       foreign activities                                           32.3                                         37.9

(1) Loans to customers include money market funds. Non-accrual loans and loans classified as problem loans are also included within this caption.

Notes

19     Average balance sheets and interest rates (continued)


                                             Year ended 31 December 2004                  Year ended 31 December 2003
                               Average               Interest    Average    Average               Interest    Average
                               balance                              rate    balance                              rate
  Liabilities and                EUR m                  EUR m          %      EUR m                  EUR m          %
  stockholders' equity
  Interest bearing deposits
  and
  other short-term
  borrowings
       Domestic offices         49,209                  1,037        2.1     36,836                    727        2.0
       Foreign offices          22,021                    738        3.3     21,230                    606        2.9
  Funds purchased
       Domestic offices              -                      -          -          -                      -          -
       Foreign offices               -                      -          -        264                      3        1.2
  Subordinated liabilities
       Domestic offices          2,273                    106        4.7      1,682                     78        4.7
       Foreign offices               -                      -          -        132                      7        5.2
  Total interest bearing
  liabilities
       Domestic offices         51,482                  1,143        2.2     38,518                    805        2.1
       Foreign offices          22,021                    738        3.3     21,626                    616        2.8
                                73,503                  1,881        2.6     60,144                  1,421        2.4
  Interest-free liabilities
       Current accounts          7,706                                        7,798
       Other liabilities         5,880                                        4,219
  Minority equity and              188                                          191
  non-equity interests
  Preference share capital         197                                          215
  Ordinary stockholders'         5,171                                        4,669
  equity
  Total liabilities and         92,645                  1,881        2.0     77,236                  1,421        1.8
  stockholders' equity
  Percentage of liabilities
  applicable to
       foreign activities                                           30.6                                         35.6


                                                                        Contract amount
                                                                        2004      2003

20 Memorandum items: contingent liabilities and commitments            EUR m     EUR m
Contingent liabilities:
Acceptances and endorsements                                              14        12
Guarantees and assets pledged as collateral security                   5,394     4,157
Other contingent liabilities                                             830       722
                                                                       6,238     4,891
Commitments                                                           16,127    13,932
                                                                      22,365    18,823

The Group's maximum exposure to credit loss under contingent liabilities and commitments to extend credit, in the event of non-performance by the other party where all counterclaims, collateral or security prove valueless, is represented by the contractual amounts of those instruments.

Notes

20     Memorandum items: contingent liabilities and commitments (continued)

The following table presents the notional principal amount and gross replacement cost of interest rate, exchange rate and equity contracts.


                                                31 December 2004                   31 December 2003
                                         Notional          Gross            Notional          Gross
                                        principal    replacement           principal    replacement
                                           amount           cost              amount           cost
                                           EUR m          EUR m               EUR m            EUR m
Interest rate contracts (1)              141,067          1,059              99,781          1,030
Exchange rate contracts (1)               15,870            599              15,565            501
Equity contracts (1)                       3,575            112               2,445             73

(1) Interest rate, exchange rate and equity contracts have been entered into for both hedging and trading purposes.

In respect of interest rate and exchange rate contracts, notional principal amounts are used to express the volume of these transactions. However, the amounts subject to risk are much lower in accordance with the terms of the contracts. Credit risk arises when market movements are such that the deal has positive value to the Group so that a cost would be incurred if the contract had to be replaced in the event of counterparty default. The sum of these positive values is known as gross replacement cost and does not reflect the netting of offsetting positions.

21     Form 20-F

An annual report on Form 20-F will be filed with the Securities and Exchange Commission, Washington D.C. and, when filed, will be available to shareholders on application to the Company Secretary.

22 Approval of accounts

The accounts were approved by the board of directors on 21 February 2005.

Financial and other information


Financial and other information                        2004     2003
Operating ratios
Operating expenses (1)/operating income               57.5%     59.4%
Tangible operating expenses (2)/operating income      56.3%     58.5%
Other income (3)/operating income                     37.6%     39.1%
Net interest margin:
Group                                                 2.42%     2.72%
Domestic                                              2.19%     2.54%
Foreign                                               2.90%     3.00%
Rates of exchange
EUR /US $
Closing                                             1.3621    1.2630
Average                                             1.2474    1.1346
EUR /Stg GBP
Closing                                             0.7051    0.7048
Average                                             0.6813    0.6901
EUR /PLN
Closing                                             4.0845    4.7019
Average                                             4.5314    4.4157

(1) Excludes restructuring costs of EUR 8.7m in 2004 (2003: EUR 72.4m).

(2) Excludes amortisation and impairment of goodwill of EUR 38.8m (2003: EUR 30.8m) and restructuring costs of EUR 8.7m in 2004 (2003: EUR 72.4m).

(3) Other income includes other finance income.


                                          2004      2003
Capital adequacy information             EUR m     EUR m
Risk weighted assets
Banking book:
On balance sheet                        61,718    48,831
Off-balance sheet                       10,960     8,602
                                        72,678    57,433
Trading book:
Market risks                             5,149     4,566
Counterparty and settlement risks          712       616
                                         5,861     5,182
Total risk weighted assets              78,539    62,615
Capital
Tier 1                                   6,220     4,451
Tier 2                                   2,659     2,439
                                         8,879     6,890
Supervisory deductions                     469       389
Total                                    8,410     6,501

Additional financial information

The following consolidated profit and loss accounts for the years ended
31 December 2003 and 2002 have been presented to facilitate comparisons to the financial statements presented in this report.


                                            Year ended 31 December 2003                   Year ended 31 December 2002
                                  Continuing    Discontinued                    Continuing    Discontinued
                                  activities      activities      Total         activities      activities      Total
                                       EUR m           EUR m      EUR m              EUR m           EUR m      EUR m
  Interest receivable:
       Interest
  receivable and similar
  income arising from
            debt                         700              12        712                783             163        946
  securities and other
  fixed income securities
       Other interest                  2,773             125      2,898              3,164             643      3,807
  receivable and similar
  income
  Less: interest payable             (1,633)            (43)    (1,676)            (2,117)           (285)    (2,402)
  Net interest income                  1,840              94      1,934              1,830             521      2,351
  Other finance income                    14             (2)         12                 63             (1)         62
  Other income                         1,124             106      1,230              1,055             459      1,514
  Total operating income               2,978             198      3,176              2,948             979      3,927
  Total operating                      1,839             121      1,960              1,747             571      2,318
  expenses
  Group operating profit               1,139              77      1,216              1,201             408      1,609
  before provisions
  Provisions for bad and                 142              10        152                110              84        194
  doubtful debts
  Provisions for                           9               -          9                  2               -          2
  contingent liabilities
  and commitments
  Amounts written off                     16               -         16                 43              12         55
  fixed asset investments
  Group operating profit                 972              67      1,039              1,046             312      1,358
  Share of operating                     143               -        143                  9               -          9
  profits of associated
  undertakings
  Share of restructuring
  and integration costs
  in associated                          (20)               -       (20)                  -               -          -
  undertaking
  Amortisation of
  goodwill in acquisition
  of associated
  undertaking                           (42)               -       (42)                  -               -          -
  Profit/(loss) on                        32               -         32                  6             (1)          5
  disposal of property
  (Loss)/profit on                     (142)               1      (141)                  -               -          -
  disposal of business
  Group profit on
  ordinary activities
       before taxation                   943              68      1,011              1,061             311      1,372
  Taxation on ordinary                   299              19        318                232              74        306
  activities
  Group profit on
  ordinary activities
       after taxation                    644              49        693                829             237      1,066
  Equity and non-equity
  minority interests
  in subsidiaries                         10               1         11                 20               4         24
  Dividends on non-equity                  5               -          5                  8               -          8
  shares
                                          15               1         16                 28               4         32
  Group profit
  attributable to the
  ordinary
       shareholders of                   629              48        677                801             233      1,034
  Allied Irish Banks,
  p.l.c.
  Dividends on equity                                               452                                           429
  shares
  Transfer to reserves                                               51                                            45
                                                                    503                                           474
  Profit retained                                                   174                                           560

Five year financial summary



                                                                                               Year ended 31 December
     2004   Summary of consolidated                      2004      2003      2002                      2001      2000
    US $m   profit and loss account                     EUR m     EUR m     EUR m                     EUR m     EUR m
    2,773   Net interest income before exceptional      2,036     1,934     2,351                     2,258     2,022
            items
        -   Deposit interest retention tax                  -         -         -                         -     (113)
    2,773   Net interest income after exceptional       2,036     1,934     2,351                     2,258     1,909
            items
       25   Other finance income                           18        12        62                        67        71
    1,648   Other income before exceptional item        1,210     1,230     1,514                     1,426     1,304
        -   Exceptional foreign exchange dealing            -         -         -                     (789)         -
            losses
    4,446   Total operating income after                3,264     3,176     3,927                     2,962     3,284
            exceptional items
    2,569   Total operating expenses                    1,886     1,960     2,318                     2,284     1,997
    1,877   Group operating profit before               1,378     1,216     1,609                       678     1,287
            provisions
      184   Provisions                                    135       177       251                       204       134
    1,693   Group operating profit                      1,243     1,039     1,358                       474     1,153
      274   Share of operating profits of                 201       143         9                         4         3
            associated undertakings
            Share of restructuring & integration
            costs in
        -        associated undertaking                     -      (20)         -                         -         -
            Amortisation of goodwill on acquisition
            of
     (71)        associated undertaking                  (52)      (42)         -                         -         -
       12   Profit on disposal of property                  9        32         5                         6         5
       23   Profit/(loss) on disposal of businesses        17     (141)         -                        93         -
    1,931   Group profit before taxation                1,418     1,011     1,372                       577     1,161
      458   Taxation on ordinary activities               336       318       306                        55       319
       41   Equity and non-equity minority                 30        11        24                        23        38
            interests
        7   Dividends on non-equity shares                  5         5         8                        15        20
            Group profit attributable to the
            ordinary
    1,425        shareholders of Allied Irish           1,047       677     1,034                       484       784
            Banks, p.l.c.
      696   Dividends on equity shares                    511       452       429                       380       335
      2.0   Dividend cover - times                        2.0       1.5       2.4                       1.3       2.3
   167.4c   Earnings per EUR 0.32 share - basic          122.9c     78.8c    119.1c                     56.2c     91.6c
   181.3c   Earnings per EUR 0.32 share - adjusted       133.1c    109.5c    122.7c                    108.6c    106.7c
   166.7c   Earnings per EUR 0.32 share - diluted        122.4c     78.4c    117.9c                     55.9c     91.0c

                                                                                               Year ended 31 December
      2004   Summary of consolidated                     2004      2003      2002                      2001      2000
     US $m   balance sheet                              EUR m     EUR m     EUR m                     EUR m     EUR m
   139,261   Total assets                             102,240    80,960    85,821                    89,061    80,318
    91,473   Total loans                               67,156    53,326    58,483                    57,445    50,239
   113,913   Total deposits                            83,630    66,195    72,190                    72,813    65,210
     2,619   Dated capital notes                        1,923     1,276     1,287                     1,594     1,836
       470   Undated capital notes                        345       357       389                       426       413
       677   Reserve capital instruments                  497       497       496                       496         -
             Equity and non-equity minority
     1,651        interests in subsidiaries             1,212       158       274                       312       272
       248   Shareholders' funds: non-equity              182       196       235                       279       264
             interests
     7,354   Shareholders' funds: equity interests      5,399     4,942     4,180                     4,554     4,719
    13,019   Total capital resources                    9,558     7,426     6,861                     7,661     7,504

Five year financial summary (continued)


                                                                                            Year ended 31 December
                                                         2004    2003    2002                      2001       2000
     Other financial data                                   %       %       %                         %          %
     Return on average total assets                      1.17    0.90    1.24                   0.62(1)    1.12(2)
     Return on average ordinary shareholders' equity     20.2    14.5    23.7                   10.4(1)    17.4(2)
     Dividend payout ratio                               48.8    66.8    41.5                      78.5       42.7
     Average ordinary shareholders' equity
          as a percentage of average total assets         5.6     6.0     5.1                       5.8        6.1
     Allowance for loan losses as a percentage
          of total loans to customers at year end         1.0     1.3     1.6                       1.9        1.9
     Net interest margin                                 2.42    2.72    3.00                      2.99       3.02
     Tier 1 capital ratio                                 7.9     7.1     6.9                       6.5        6.3
     Total capital ratio                                 10.7    10.4    10.1                      10.1       10.8

(1) Excluding the impact of the exceptional foreign exchange dealing losses, the return on average total assets was 1.23% and the return on average ordinary shareholders' equity was 20.4%.

(2) Excluding the impact of the deposit interest retention tax settlement, the return on average total assets was 1.26% and the return on average ordinary shareholders' equity was 19.5%.

Accounts in sterling, US dollars and Polish zloty


                                                               EUR m        STG GBPm          US $m         PLN m
      Summary of consolidated profit and loss account                 STG GBP 0.7051    US $ 1.3621    PLN 4.0845
      for the year ended 31 December 2004                                    = EUR 1        = EUR 1       = EUR 1
      Group operating profit before provisions                 1,378             972          1,877         5,628
      Provisions                                                 135              95            184           551
      Group operating profit                                   1,243             877          1,693         5,077
      Income from associated undertakings                        149             105            203           609
      Profit on disposal of property                               9               6             12            37
      Profit on disposal of businesses                            17              12             23            69
      Group profit on ordinary activities before taxation      1,418           1,000          1,931         5,792
      Taxation                                                   336             237            458         1,372
      Group profit on ordinary activities after taxation       1,082             763          1,473         4,420
      Group profit attributable to the ordinary
      shareholders of Allied Irish Banks, p.l.c.               1,047             738          1,425         4,276
      Dividends on equity shares                                 511             360            696         2,087
      Earnings per EUR 0.32 share - basic                      122.9c           86.7p         167.4c     502.1 PLN
      Earnings per EUR 0.32 share - adjusted                   133.1c           93.9p         181.3c     543.8 PLN
      Earnings per EUR 0.32 share - diluted                    122.4c           86.3p         166.7c     499.9 PLN

      Summary of consolidated balance sheet
      31 December 2004                                         EUR m        Stg GBPm          US $m         PLN m
      Assets
      Loans and advances to banks                              2,320           1,636          3,160         9,476
      Loans and advances to customers                         64,836          45,713         88,313       264,823
      Debt securities and equity shares                       24,271          17,112         33,060        99,135
      Intangible fixed assets                                    380             268            518         1,552
      Tangible fixed assets                                      785             553          1,069         3,206
      Other assets                                             6,402           4,514          8,720        26,149
      Long-term assurance assets
      attributable to policyholders                            3,246           2,288          4,421        13,258
                                                             102,240          72,084        139,261       417,599
      Liabilities
      Deposits by banks                                       20,428          14,403         27,825        83,438
      Customer accounts                                       51,397          36,237         70,008       209,931
      Debt securities in issue                                11,805           8,323         16,080        48,217
      Other liabilities                                        5,732           4,041          7,807        23,412
      Subordinated liabilities                                 2,765           1,949          3,766        11,294
      Equity and non-equity minority interests in
      subsidiaries                                             1,212             855          1,651         4,950
      Shareholders' funds                                      5,581           3,935          7,602        22,796
      Long-term assurance liabilities to policyholders         3,320           2,341          4,522        13,561
                                                             102,240          72,084        139,261       417,599



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  22 February, 2005                            By: ___________________
                                                   Gary Kennedy
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.